August 24, 2018


Minpei Zha
Golden Metropolis International Limited
278 Suxi Road
Binhu District, Wuxi
Jiangsu Province, People's Republic of China 214123

       Re:      Golden Metropolis International Limited
                Amendment No. 2 to Registration Statement on Form F-1 Filed August 1, 2018
                File No. 333-221955

Dear Mr. Zha:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Audit report, page F-2

1. Please correct the disclosure regarding the firm's tenure with the Registrant. In this regard, your initial filing included a report with a 2017 opinion date so the reorganized audit firm has served as auditor since at least 2017. In this regard, we note the firm's
       Form 4 filed with the PCAOB in 2017.

Note 3, page F-18

2. As previously requested, please change the "bad debt recovery" line item because that characterization is not appropriate when there have been no corresponding charge-offs.
       Instead, this appears to be negative bad debt expense. See ASC 310-10-35-41 and revise page 49 also.
 Minpei Zha
Golden Metropolis International Limited
August 24, 2018
Page 2

    3. The $3.3 million and $4.3 million negative bad debt expense comprised 73% and 120%
       of your 2017 and 2016 reported net income, respectively. However, the adverse factors impacting your 12/31/17 accounts receivable portfolio do not appear to support these reductions in your allowance for doubtful accounts. Specifically, we note that your receivables increased whereas your allowance decreased. Also, the proportion of receivables over 180 days old increased between 2016 and 2017. We also note that your total receivables increased in 2017 even though your revenues decreased. Further, the deterioration in credit quality appears to have worsened in the last 6 months of FY 17 given that your gross receivables as a percentage of prior 6 month sales went from 1.41 to
       1.74. In addition, you have $3.7 million of receivables that are over
3.5 years old (page
       50) which only leaves approximately $4 million in your allowance to cover the $13 million of 12/31/16 you have still not collected. Consequently, it is not clear whether there is objective and verifiable evidence to support the $3.3 million adjustment. This issue is magnified by the fact that this accounting adjustment is wholly responsible for the reported increase in annual earnings reflected on your Statements of Operations.
       Please revise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Alfred Pavot,
Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at
(202) 551-3464
or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.


                                                           Sincerely,

                                                           /s/ Asia
Timmons-Pierce, for

                                                           Amanda Ravitz
                                                           Assistant Director
                                                           Office of
Manufacturing and
                                                           Construction